EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Thirty-Nine	Year Ended
	Weeks Ended		February		February
	December 2, 2006 (39 Weeks)	March 4, 2006 (53 Weeks)	26, 2005 (52 Weeks)		28, 2004 (52 weeks)	March 1, 2003 (52 weeks)	March 2, 2002 (52 weeks)
	(Dollars in thousands)
Fixed charges:
Interest expense	$205,703	$277,017	$294,871		$313,498	$330,020	$396,064
Interest portion of net rental expense(1)	145,250	189,756	185,313		184,391	189,528	181,493
Fixed charges before capitalized interest and preferred stock dividend requirements	350,953	466,773	480,184		497,889	519,548	577,557
Preferred stock dividend requirement(2)	46,988	65,446	54,194		37,074	49,540	42,354

Capitalized interest	1,027	934	250		133	301	806

Total fixed charges	$398,968	$533,153	$534,628		$535,096	$569,389	$620,717

Earnings:
Income (loss) before income taxes	$13,417	$43,254	$134,007		$34,584	$(154,482)	$(837,385)
Share of loss from equity method investees	—	—	—		—	—	12,092
Preferred stock dividend requirement	(46,988)	(65,446)	(54,194)		(37,074)	(49,540)	(42,354)
Fixed charges before capitalized interest	397,941	532,219	534,378		534,963	569,088	619,911
Total adjusted earnings (loss)	364,370	510,027	614,191		532,473	365,066	(247,736)
Earnings to fixed charges (deficiency) excess	$(34,598)	$(23,126)	$79,563		$(2,623)	$(204,323)	$(868,453)
Ratio of earnings to fixed charges	—	—	1.15	x	—	—	—

(1)          The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)          The preferred stock divided requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

12-1